

April 3, 2014

Via E-mail
Ralph E. Coffman, Jr.
President and Chief Executive Officer
Poage Bankshares, Inc.
1500 Carter Avenue
Ashland, KY 41101

> **Re: Poage Bankshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 25, 2014**
> **File No. 001-35295**

Dear Mr. Coffman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed March 25, 2014

1.   Please revise to indicate that the proxy statement is a preliminary copy. Refer to Rule 14a-6(e)(1).

Solicitation of Proxies; Expenses, page 1

2.   Disclosure indicates that the Company may solicit proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Proposal I — Election of Directors, page 4

3.   Please disclose and quantify the effects of the election of your nominee on the Company. Disclose, for example, whether any change of control payments would be due or any Company obligations (through debt or otherwise) would become due or accelerated.

4.   We note that the nominees have "agreed to serve, if elected." Please disclose whether each has consented to being named in the proxy statement. See Exchange Act Rule 14a-4(d)(4).

5.   Please ensure that you have provided all disclosure required by Item 5(b)(1)(ii) of Schedule 14A with respect to each participant.

Director Nominees, page 5

6.   Please revise to clarify the principal business through which the disclosed occupations were carried on with respect to each continuing director and nominee. Also revise to clarify the nature of these occupations and the dates of employment.

Attendance at Annual Meetings of Stockholders, page 9

7.   Please disclose the number of board members who attended the prior year's annual meeting. Please refer to Item 7(d) of Schedule 14A and Item 407(b)(2) of Regulation S-K.

Director Compensation, page 21

8.   It appears from Appendix A that your directors and executive officers received awards of restricted stock and/or options during your last-completed fiscal year. Therefore, please revise to provide the disclosures required by Item 402(n)(2)(v) and (vi) and (r)(2)(iii) and (iv), as applicable.

Proposal II — Advisory (Non-Binding) Vote on Executive Compensation, page 22

9.   Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur, or provide an analysis as to why you believe that this is not required. See Item 24 of Schedule 14A.

Form of Proxy Card

10.   Please revise proposals 2 and 3 to specify choices of "against" instead of "withhold." See Rule 14a-4(b)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin, Attorney-Advisor, Office of Financial Services, at (202) 551-3552 with any questions. If you require further assistance, you may contact me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via E-mail
        Kip A. Weissman, Esq.